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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9
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                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                        THE STOP & SHOP COMPANIES, INC.
                           (Name of Subject Company)

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                        THE STOP & SHOP COMPANIES, INC.
                      (Name of Person(s) Filing Statement)
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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
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                                  862099 10 8
                     (CUSIP Number of Class of Securities)

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                            PETER M. PHILLIPES, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                        THE STOP & SHOP COMPANIES, INC.
                                  P.O. BOX 369
                          BOSTON, MASSACHUSETTS 02101
                                 (617) 380-8000
          (Name and address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:
                              RAYMOND Y. LIN, ESQ.
                                LATHAM & WATKINS
                                885 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 906-1200

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
    This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on behalf of The Stop & Shop Companies, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission on April 3, 1996 (the "Statement") and relates to the tender offer (the "Tender Offer") made by Ahold Acquisition Sub, Inc., a Delaware corporation, a direct wholly-owned subsidiary of Ahold U.S.A. Holdings, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Koninklijke Ahold N.V., a corporation organized under the laws of The Netherlands, disclosed in a Tender Offer Statement on Schedule 14D-1 dated April 3, 1996, to purchase all outstanding Shares at $33.50 ($34.50 if the Antitrust Approvals have not been obtained on or prior to July 31, 1996) per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 3, 1996 and the related Letter of Transmittal. The purpose of this Amendment No. 2 is to amend Item 6 of the Statement, as set forth below. All capitalized terms not defined herein are used as defined in the Statement.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    Item 6 is amended to add the following:

        "On May 14, 1996 the following executive officers of the Company and/or the Supermarket Company gifted to various charitable organizations and/or family members the number of Shares set forth next to such executive officer's name:

- --Brian W. Hotarek.........................................      800 Shares
- --Joseph D. McGlinchey.....................................    1,050 Shares
- --Marc E. Smith............................................      600 Shares
- --Robert Tobin.............................................   91,758 Shares

        As a result of the above-mentioned gifts, the executive officers no longer have the right to vote or tender the gifted Shares in connection with the Tender Offer."

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
                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE STOP & SHOP COMPANIES, INC.

                                          By /s/ PETER M.
                                             PHILLIPES
                                             ...................................

                                             Peter M. Phillipes
                                             Senior Vice President and
                                             General Counsel

Dated: May 15, 1996

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